As filed with the Securities and Exchange Commission on March 9, 2012

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

Korea Equity Fund, Inc.
(Name of Issuer)

Korea Equity Fund, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.10 Per Share
(Title of Class of Securities)

50063B104
(CUSIP Number of Class of Securities)

Neil Daniele
Secretary and Chief Compliance Officer
Korea Equity Fund, Inc.
Two World Financial Center, Building B
New York, New York 10281-1712
Telephone:  (800) 833-0018

 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of filing persons)

with a copy to:

John A. MacKinnon, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
(212) 839-5300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$10,909,503.36 (a)	$1,250.23(b)
(a)        Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 1,082,292  shares of Common Stock of Korea Equity Fund, Inc. (10% of the total number of shares outstanding on January 25, 2012) by $10.08 (98% of the Net Asset Value per share of $10.29 as of the close of ordinary trading on the New York Stock Exchange on January 25, 2012).

(b) Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,250.23
Form or Registration No.:  Schedule TO
Filing Party: Korea Equity Fund, Inc

Date Filed: March 6, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

Introductory Statement

This Amendment No. 2 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Korea Equity Fund, Inc., a Maryland corporation (the “Fund”), with the Securities and Exchange Commission on January 31, 2012 (as amended hereby, the “Schedule TO”). The Schedule TO relates to an offer by the Fund to purchase for cash up to 1,082,292 outstanding shares of common stock, par value $0.10 per share, of the Fund at a price equal to 98% of the net asset value per common share determined as of the close of the regular trading session of the NYSE, the principal market on which the common shares are traded, on the business day immediately following the day the offer expires. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2012, and in the related Letter of Transmittal, copies of which were filed as Exhibits to the Schedule TO.  Filed herewith as Exhibit (a)(5)(v) is a copy of the press release issued by the Fund dated March 9, 2012 announcing the final results of the offer and the information contained therein is incorporated herein by reference.

This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

 Except as amended herein, the information set forth in the Schedule TO, Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

ITEM 12.	Exhibits.

(a)(1)	(i)	Offer to Purchase*
	(ii)	Form of Letter of Transmittal *
	(iii)	Form of Notice of Guaranteed Delivery*
	(iv)	Form of Letter to Shareholders *
	(v)	Form of Letter to Clients*
	(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(2) –	(4)	Not Applicable
(a)(5)	(i)	Press Release issued on June 7, 2011**
	(ii)	Press Release issued on November 17, 2011***
	(iii)	Press Release issued January 31, 2012*
	(iv)	Press Release issued March 6, 2012****
	(v)	Press Release issued March 9, 2012
	(vi)	Audited Financial Statements of the Fund for the fiscal year ended October 31, 2010.*****
	(vii)	Audited Financial Statements of the Fund for the fiscal year ended October 31, 2011.******
(b)		Not Applicable
(d)		Not Applicable
(g)		Not Applicable
(h)		Not Applicable
_________________________

*	Filed as an exhibit to Schedule TO on January 31, 2012.
**	Filed as an exhibit to Schedule TO on June 7, 2011.
***	Filed as an exhibit to Schedule TO on November 17, 2011.
****	Filed as an exhibit to Schedule TO on March 6, 2012.
*****	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended October 31, 2010. on Form N-CSR as filed with the Securities and Exchange Commission (the “SEC”) via the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) on January 6, 2011.
******	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended October 31, 2011 on form N-CSR as filed with the SEC via EDGAR on December 23, 2011.

 ITEM 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOREA EQUITY FUND, INC.

By:	/s/ Rita Chopra-Brathwaite
Name: Rita Chopra-Brathwaite
Title: President

March 9, 2012

EXHIBIT INDEX

Exhibit

(a)(5)(v)                      Press Release issued March 9, 2012